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                      Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                  May 31, 2007


VIA EDGAR
---------

Beverly A. Singleton
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      DigiCurve, Inc. (the "Company")
                  Item 4.01 Form 8-K
                  Filed May 22, 2007
                  File No. 0-52507

Dear Ms. Singleton:

         Attached please find a marked copy of Amendment No. 1 to the referenced registrant's Current Report on Form 8-K, submitted pursuant to the staff's comment letter dated May 22, 2007.

         The staff's comments are reproduced in italics in this letter, and the Company's responses to the staff's comments follow each staff comment.

         In response to the staff's comments in its May 22, 2007 letter, we respectfully submit the following information on behalf of our client.

Item 4.01 Changes in Registrant's Certifying Accountants
--------------------------------------------------------

1. Please expand the third paragraph to also disclose whether or not there were any "reportable events." The period covered should refer to the two most recent fiscal years and the subsequent interim period through the date of resignation. We refer you to Item 304(a)(1)(iv)(B) of Regulation S-B.

This comment has been complied with. The Company has added "There were no reportable events, as listed in Item 304(a)(1)(iv)(B) of Regulation S-B." to the third paragraph of the amended Form 8-K.

Beverley A. Singleton
May 31, 2007
Page 2 of 6


2. Please file the required Exhibit 16 letter from your former independent registered public accounting firm, Dale Matheson Carr-Hilton LaBonte LLP ("Dale Matheson"), stating whether or not they agree with your revised disclosures to be included in the amended Item 4.01 Form 8-K, to be filed. See Item 304 (1)(3) of Regulation S-B. The May 16, 2007 letter from Dale Matheson, currently filed as Exhibit 16, appears instead to be their letter of resignation, rather than the letter required by Item 304(a)(3) of Regulation S-B. As such, please provide Dale Matheson with a copy of your revised disclosures to be included in the amended Item 4.01 Form 8-K, and have them provide you . . . with an updated
Exhibit 16 letter to be filed with the amended 8-K.

This comment has been complied with. Dale Matheson has provided the Company with the required Exhibit 16 letter, which is attached to the amended Form 8-K.

         We hope that these answers satisfy the staff's comments, and I will be contacting you in that regard tomorrow. In the meanwhile, please contact the undersigned if you have further questions.

         Please contact the undersigned if you have further questions.

                                        Very truly yours,

                                        LAW OFFICES OF THOMAS E. PUZZO, PLLC


                                        /s/ Thomas E. Puzzo

                                        Thomas E. Puzzo



Attachment

Beverley A. Singleton
May 31, 2007
Page 3 of 6


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549


                                   FORM 8-K/A


                                 CURRENT REPORT


     Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934


          Date of Report (Date of earliest event reported) May 14, 2007

                                 DigiCurve, Inc.

             (Exact name of registrant as specified in its charter)

                                     Nevada
                 (State or other jurisdiction of incorporation)

                                    000-52507
                            (Commission File Number)

                                   20-1480203
                        (IRS Employer Identification No.)

                        2764 Lake Sahara Drive, Suite 111
                             Las Vegas, Nevada 89117
               (Address of principal executive offices)(Zip Code)

                                 (604) 331-1459
               Registrant's telephone number, including area code



Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[___] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[___] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[___] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[___] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Beverley A. Singleton
May 31, 2007
Page 4 of 6


Item 4.01 Changes in Registrant's Certifying Accountant

(a) On May 16, 2007, Dale Matheson Carr-Hilton LaBonte LLP ("Dale Matheson") notified Digicurve, Inc. (the "Company") that it had resigned as the independent registered public accounting firm of the Company.

The reports of Dale Matheson regarding the Company's financial statements as of, and for the period from July 21, 2004 (inception) to, February 28, 2006, contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.


From the period as of, and from July 21, 2004 (inception), to February 28, 2006, and during the subsequent interim period through May 16, 2007, the Company had no disagreement with Dale Matheson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Dale Matheson, would have caused them to make reference thereto in their report on the Company's financial statements for such period from July 21, 2004 (inception) to, February 28, 2006. There were no reportable events, as listed in Item 304(a)(1)(iv)(B) of Regulation S-B.



Dale Matheson was provided a copy of the above disclosures and was requested to furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. Letters from Dale Matheson are attached hereto as Exhibits 16.1 and 16.2.


(b) On May 16, 2007, the Company's Board of Directors resolved to engage the independent registered public accounting firm of Moore & Associates, Chartered ("Moore & Associates"), the Company's new independent registered public accountants, which appointment Moore & Associates has accepted.

During the two most recent fiscal years and the interim period preceding the engagement of Moore & Associates, the Company has not consulted with Moore & Associates regarding either: (i) the application of accounting principles, (ii) the type of audit opinion that might be rendered by Moore & Associates or (iii) any other matter that was the subject of disagreement between the Company and its former auditor as described in Item 304(a)(1)(iv) of Regulation S-B. The Company did not have any disagreements with Dale Matheson and therefore did not discuss any past disagreements with Moore & Associates.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On May 14, 2007, the Company received a letter from Gregory Brown, stating that Mr. Brown has resigned as a member of the Board of Directors of the Company. In his resignation letter, dated May 13, 2007, and received by Company on May 14, 2007, Mr. Brown identified no disputes or disagreements with the Company, though in his resignation letter he stated that he resigned "effective May 1, 2007." The Company is of the position, that as a matter of law, Mr. Brown cannot retroactively resign his office as a director of the Company.

Item 9.01  Financial Statements and Exhibits

Exhibits

Beverley A. Singleton
May 31, 2007
Page 5 of 6


No.               Description
---               -----------


16.1 Letter dated May 16, 2007 from Dale Matheson Carr-Hilton LaBonte LLP to Digicurve, Inc. (previously filed)


16.2 Letter dated May 25, 2007 from Dale Matheson Carr-Hilton LaBonte LLP to Digicurve, Inc.


99.1 Letter dated May 13, 2007, from Gregory Brown to Digicurve, Inc. (previously filed)


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           DigiCurve, Inc,
                                           (Registrant)


Date:  May 31, 2007                        By:   /s/ John Paul Erickson
                                              ----------------------------------
                                              Name: John Paul Erickson
                                              Title: President



                                  Exhibit List

No.               Description
---               -----------


16 Letter dated May 16, 2007 from Dale Matheson Carr-Hilton LaBonte LLP to Digicurve, Inc. (previously filed)


16.2 Letter dated May 25, 2007 from Dale Matheson Carr-Hilton LaBonte LLP to Digicurve, Inc.


99.1 Letter dated May 13, 2007, from Gregory Brown to Digicurve, Inc. (previously filed)

Beverley A. Singleton
May 31, 2007
Page 6 of 6


                                  Exhibit 16.2
                                  ------------

              [Letterhead of Dale Matheson Carr-Hilton LaBonte LLP]


May 25, 2007

Securities and Exchange Commission
100 F Street, N.S.
Washington, D.C.   U.S.A.    20549

Dear Ladies and Gentlemen,

We are the former independent auditors for DigiCurve, Inc. (the "Company"). We have read the Company's current report on Form 8-K/A dated May 14, 2007 (the "Form 8-K/A") and are in agreement with the disclosures regarding our firm as included in the Form 8-K/A to be filed with the Securities and Exchange Commission. We have no basis to agree or disagree with other statements of the Company contained therein.

Yours very truly,

/s/ DMCL

Reginald J. LaBonte, CA Partner - Regulatory Assurance Group
Incorporated Professional:  Reginald J. LaBonte Jr.
DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants
















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